January 24, 2020

Michael Lawless
Chief Executive Officer
Clip Interactive, LLC
5755 Central Ave, Suite C
Boulder, CO 80301

       Re: Clip Interactive, LLC
           Registration Statement on Form S-1
           Filed January 10, 2020
           File No. 333-235891

Dear Mr. Lawless:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 27, 2019 letter on your draft registration statement.

Form S-1

Use of Proceeds, page 21

1. Please disclose the amount of any debt you intend to repay with proceeds from the offering. If you do not intend to repay any debt, please revise the disclosure in your
       Liquidity and Going Concern section on page 32 to address how you intend to meet your cash needs, including debt obligations, over the next 12 months when you do not plan to use any proceeds from the offering to meet these obligations.
 Michael Lawless
FirstName LastNameMichael Lawless
Clip Interactive, LLC
Comapany NameClip Interactive, LLC
January 24, 2020
Page 2
January 24, 2020 Page 2
FirstName LastName
Results of operations, page 27

2. You attribute the decrease in revenues from 2017 to 2018 to the loss of two major customers and a corresponding decrease in advertising earned from those customers. You attribute the even larger decrease in revenues for the nine months ended September 30,
         2019 compared to September 30, 2018 to the same reasons. Please clarify why revenues further decreased in the nine months ended September 30, 2019 due to the loss of these customers in 2018. Discuss whether you expect this trend to continue, including the extent to which you plan to continue to pursue your legacy business. Liquidity and capital resources, page 32

3. Please file your material debt agreements and equity financing agreements as exhibits.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Emerging Growth Status, page 34

4. Your disclosure indicates that you have irrevocably elected not to avail yourself of the extended transition period. However your disclosure on page F-11 indicates that you have elected to use the extended transition period for complying with certain new or revised accounting standards that have different effective dates for public and private companies. Please revise or advise.
Business, page 35

5. Please disclose the material terms of your agreements with your significant customers, including but not limited to, the term and termination provisions. We note that you had two major customers who accounted for 83.2% of your revenues for the period ended
         September 30, 2019 and three customers who accounted for 74% of revenues for the fiscal year ended December 31, 2018.
Compensation of Our Executive Officers and Directors, page 47

6. In response to prior comment 6, you removed the disclosure that you do not have any non-
         employee directors. As requested, also clarify Mr. Mr. Thramann's position with the company. For example, disclose why you consider him to be a named executive officer under Regulation S-K Item 402(m). Also revise your disclosure under "Non-employee director compensation" on page 52 to disclose where you have provided director compensation disclosure for Mr. Thramann, who appears to be a non-employee director, and discuss how you plan to compensate him following the consummation of the offering.
Certain Relationships and Related-Person Transactions, page 53

7. Please identify the three related parties to whom you issued notes in 2019. File your material related party agreements, including the financing agreement, as exhibits. Refer to
         Item 601(b)(10)(ii)(A) of Regulation S-K.
 Michael Lawless
Clip Interactive, LLC
January 24, 2020
Page 3
Principal Stockholders, page 55

8. You disclose that "[e]ach holder's percentage ownership after this IPO is based on
         10,000,000 shares of fully diluted common stock to be outstanding immediately after the consummation of this IPO, which includes outstanding warrants of 1,384,533 and 602,633 shares reserved for issuance upon the exercise of stock options." Please clarify whether there will be 10 million common shares outstanding after the offering without regard to outstanding warrants and options. Also confirm that you have calculated each person's beneficial ownership in accordance with Rule 13d-3(d)(1)(i), which states that "[a]ny securities not outstanding which are subject to such options, warrants, rights or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person."
Description of Capital Stock, page 56

9. Please disclose the material terms of warrants that will be outstanding following the offering.
Charter and bylaws provisions, page 58

10. Please revise the disclosure about your exclusive forum provision on pages 20 and 58 so it is consistent with your certificate of incorporation. In this regard, disclose that the exclusive state forum provision does not apply to Exchange Act claims, but that your certificate of incorporation contains an exclusive federal forum provision for Securities
         Act claims. Disclose that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Financial Statements for the nine months ended September 30, 2019
Note 10 - Subsequent Events, page F-20

11. Please disclose the date through which your subsequent events were evaluated for your September 30, 2019 financial statements.
Selling Stockholders, page R-65

12. Identify the selling stockholders and provide the information required by Regulation S-K
         Item 507.
General
FirstName LastNameMichael Lawless
13. It does not appear that you revised and updated the prospectus for the resale offering other
Comapany NameClipthe company's name. Please revise the disclosure to be consistent with the than changing Interactive, LLC
January 24, 2020 Page 3 company's offering.
       prospectus for the
FirstName LastName
 Michael Lawless
FirstName LastNameMichael Lawless
Clip Interactive, LLC
Comapany NameClip Interactive, LLC
January 24, 2020
January 24, 2020 Page 4
Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Laura Veator, Staff Accountant, at 202-551-3716 or Stephen Krikorian,
Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at
202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Stanley Moskowitz